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                                                                    EXHIBIT 99.2



                                                           [English Translation]

                                                               September 9, 2003

                                                                 Fair Disclosure

                              HANARO TELECOM, INC.

                         SIGNING OF INVESTMENT AGREEMENT

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that it signed an Investment Agreement with certain foreign investors. The total investment amounts to US$1.1 billion, known to be the largest foreign investment a single telecommunication company ever raised under the President Roh government.

     The signing ceremony was held at Westin Chosun Hotel in downtown Seoul, on September 9, 2003. Some of major figures attending the ceremony included David Bonderman, Chairman of Newbridge Capital, Ronald Anderson, Chairman of AIG for Asia, Wilfried Kaffenberger, CEO of EMP-AIG Infrastructure and Stephen W. Bosworth, Senior Advisor of JPMorgan (former U.S. ambassador to Korea).

     The total amount of foreign capital that the Company has attracted from the investor group led by Newbridge-AIG is US$1.1 billion of which US$500 million (KRW585.0 billion) will be raised through a new rights issue in the form of private placement and US$600 million through a syndicated loan.


     CLOSING UNDER THE INVESTMENT AGREEMENT IS CONDITIONAL UPON THE SATISFACTION OF A NUMBER OF CONDITIONS PRECEDENT SET FORTH IN THE INVESTMENT AGREEMENT.